Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-IV dated February 16, 2011	Term sheet to Product Supplement No. 165-A-IV Registration Statement No. 333-155535 Dated July 27, 2011; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Callable Fixed Rate Step-Up Notes due February 10, 2017

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 10, 2017, subject to postponement as described below.
  The notes are designed for investors who seek semi-annual interest payments at a fixed rate that will increase over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  These notes, which have a relatively long term, may be more risky than notes with a shorter term. See “Selected Risk Considerations” in this term sheet.
  Minimum denominations of $1,000 and integral multiples thereof.
  At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
  The notes are expected to price on or about August 5, 2011 and are expected to settle on or about August 10, 2011.

Key Terms

Maturity Date:	February 10, 2017, or if such day is not a business day, the business day immediately following the Maturity Date.
Payment at Maturity:	If we have not elected to redeem the notes prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole but not in part, on the 10th calendar day of February and August of each year (each such date, a “Redemption Date”), commencing August 10, 2012. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest. Such amounts will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the Redemption Date. We will provide notice of redemption at least 5 business days prior to the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the business day immediately following the Redemption Date. No additional interest will be paid with respect to a postponement of the Redemption Date.

Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 × Interest Rate × (180 / 360)

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately following the applicable Interest Payment Date.

Interest Rate:	From (and including)	To (but excluding)	Interest Rate
	August 10, 2011	August 10, 2012	2.00% per annum
	August 10, 2012	August 10, 2013	2.25% per annum
	August 10, 2013	August 10, 2014	2.50% per annum
	August 10, 2014	August 10, 1015	3.00% per annum
	August 10, 2015	August 10, 2016	3.50% per annum
	August 10, 2016	February 10, 2017	4.00% per annum
The dates above refer to originally scheduled Interest Payment Dates and may be postponed as described below.
Interest Period:

The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Interest Payment Date:

Interest on the notes will be payable semi-annually in arrears on the 10th calendar day of February and August of each year (each such date, an “Interest Payment Date”), commencing February 10, 2012, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately following the Interest Payment Date. No additional interest will be paid with respect to a postponement of the Interest Payment Date. See “Selected Purchase Considerations — Semi-annual Interest Payments” in this term sheet for more information.

CUSIP:	48125XC38

Investing in the Callable Fixed Rate Step-Up Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 165-A-IV and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 165-A-IV or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Us

Per note	$1,000	$	$

Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, would agree to purchase the notes from us at 100% of the principal amount of the notes minus a commission of $12.00 per $1,000 principal amount note, or 1.20% of the principal amount. This commission, some of which may be allowed to other unaffiliated dealers, includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $12.00 and will depend on market conditions on the pricing date. JPMS may allow selling concessions to other affiliated or unaffiliated dealers of up to $6.00 per $1,000 principal amount note. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 27, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 165-A-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February 16, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-IV dated February 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
  SEMI-ANNUAL INTEREST PAYMENTS — The notes offer semi-annual interest payments which will accrue at a rate equal to the applicable Interest Rate and will be payable semi-annually in arrears on the 10th calendar day of February and August of each year (each such date, an “Interest Payment Date”), commencing February 10, 2012, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date.
  POTENTIAL SEMI-ANNUAL REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 10th calendar day of February and August of each year (each such date, a “Redemption Date”), commencing on August 10, 2012, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on notes. Such amount will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.
  TAX TREATMENT – You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-IV. Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in “United States Federal Income Taxation – Tax Consequences to U.S. Holders – Original Issue Discount” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

JPMorgan Structured Investments —	TS-1
Callable Fixed Rate Step-Up Notes

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 165-A-IV dated February 16, 2011.

  THE NOTES ARE SUBJECT TO EARLY REDEMPTION PRIOR TO MATURITY – The notes are subject to redemption at the sole discretion of the Issuer on the specified Redemption Dates indicated above. If the notes are redeemed prior to maturity, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the applicable Redemption Date. This amount will be less than you would have received had the notes not been called early and continued to pay interest over the full term of the notes. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. If we elect to redeem the notes early, your return may be less than the return you would have earned on your investment had the notes been held to maturity, and you may not be able to reinvest your funds at the same rate as the notes. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE STEP-UP FEATURE PRESENTS DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rates described on the cover because the notes are likely to be redeemed on a Redemption Date if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the Callable Fixed Rate Step-Up Notes, you should not focus on the highest stated Interest Rate, which is only applicable to the last two years of the term of your notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 4.00% per annum, but a debt security issued in the then current market could yield an interest rate of 7.00% per annum, your note would be less valuable if you tried to sell it in the secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  TAX DISCLOSURE – The information under “Tax Treatment” in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Tax Treatment” in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.

JPMorgan Structured Investments —	TS-2
Callable Fixed Rate Step-Up Notes

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments —	TS-3
Callable Fixed Rate Step-Up Notes